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  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         COMMISSION FILE NUMBER 0-28550


                              Visible Genetics Inc.
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             (Exact name of registrant as specified in its charter)

                           700 Bay Street, Suite 1000
                                Toronto, Ontario
                                     M5G 1Z6
                                 (416) 813-3240
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Shares
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            (Title of each class of securities covered by this Form)

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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)        |_|         Rule 12h-3(b)(1)(i)        |_|
        Rule 12g-4(a)(1)(ii)       |_|         Rule 12h-3(b)(1)(ii)       |_|
        Rule 12g-4(a)(2)(i)        |X|         Rule 12h-3(b)(2)(i)        |X|
        Rule 12g-4(a)(2)(ii)       |_|         Rule 12h-3(b)(2)(ii)       |_|
                                               Rule 15d-6                 |_|

     Approximate number of holders of record as of the certification or notice date: One (1)*

* On October 11, 2002, Bayer Corporation, an Indiana corporation ("Bayer Corp."), 2014011 Ontario Inc., an Ontario corporation and wholly-owned subsidiary of Bayer Corp. ("AcquireCo"), and Visible Genetics Inc., an Ontario corporation ("VGI") consummated a transaction whereby AcquireCo acquired all of the outstanding common shares of VGI and all of the outstanding Series A Convertible Preferred Shares of VGI and amalgamated with VGI to form an amalgamated company ("Amalco"), which retained the corporate name Visible Genetics Inc., under the Business Corporations Act (Ontario) (the "Transaction").
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As a result of the Transaction, Bayer Corp. owns all of the outstanding common shares of Amalco and Amalco is the successor by amalgamation to VGI. No other shares of capital stock of Amalco are outstanding.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Visible Genetics Inc., as successor by amalgamation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: October 22, 2002                             VISIBLE GENETICS INC.

                                                   /s/ Peter C. Knueppel
                                                   ---------------------------
                                                   By:     Peter C. Knueppel
                                                   Title:  President